UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Oaktree Strategic Credit Fund

(Name of Subject Company (Issuer))

Oaktree Strategic Credit Fund

(Name of Filing Person (Offeror and Issuer))

Class I, Class S, Class D and Class T Shares of Beneficial Interest

(Title of Class of Securities)

67403A 307 – Class I

67403A 109 – Class S

67403A 208 – Class D

67403A 406 – Class T

(CUSIP Number of class of securities)

Mary Gallegly

Oaktree Strategic Credit Fund

333 South Grand Avenue, 28th Floor

Los Angeles, CA 90071

(213) 830-6300

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

William G. Farrar

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

November 14, 2025

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	Filing Parties:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Oaktree Strategic Credit Fund, a Delaware statutory trust (the “Company”), with the U.S. Securities and Exchange Commission on November 14, 2025 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by the Company to purchase up to 9,836,054 shares of its common shares of beneficial interest (the “Shares”), at a purchase price equal to the net asset value per Share as of December 31, 2025, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 14, 2025 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(ii) and (a)(1)(iii), respectively.

This Amendment is being filed by the Company. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

The following information is provided pursuant to Rule 13e-4:

The Company has received preliminary results of the Offer to Purchase, which expired at 11:59 p.m., Eastern Time, on December 12, 2025.

The Company estimates that approximately 8.3 million Shares, or 4.2% of the outstanding Shares as of September 30, 2025, were validly tendered and not withdrawn in the Offer.

The purchase price per Share for each Share tendered and accepted for purchase by the Company pursuant to the Offer will be determined by the Company and disclosed in February 2026 after the Company determines its net asset value per Share as of December 31, 2025.

In addition, this Amendment is being filed by the Company pursuant to Rule 13e-4 to file a written communication relating to the Offer. Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(1)(vii) Fourth Quarter 2025 Tender Offer Update

Except as specifically provided herein, the information contained in the Schedule TO and the Transmittal Letter remains unchanged and this Amendment does not modify any of the information previously reported on the Schedule TO or the Transmittal Letter.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OAKTREE STRATEGIC CREDIT FUND

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	General Counsel and Secretary

Dated: December 23, 2025

EXHIBIT INDEX

Exhibit

(a)(1)(vii)	Fourth Quarter 2025 Tender Offer Update

107	Filing Fee Table

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